CarrierEQ, Inc.

207 South Street, #172

Boston, MA 02111

September 25, 2019

Ms. Erin E. Martin

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

CarrierEQ, Inc.

Amendment No. 4 to Form 10-12G

Filed August 21, 2019

File No. 000-56037

Dear Ms. Martin:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), CarrierEQ, Inc. d/b/a Airfox (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated August 30, 2019. Your comments and the Company’s responses are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Company’s Form 10/A filed with the Commission concurrently with this letter.

General

1.

We note that you have revised your disclosure in response to comment 2 regarding your failure to timely file your periodic report.  Please continue to update your disclosure regarding your filings to the extent they are not timely filed, including your disclosure regarding the availability of Rule 144.  For example, we note that you have not timely filed your Form 10-Q for the period ended June 30, 2019.  In addition, we note that it does not appear that you have revised your website, https://airfox.com/tokensett, as it still indicates that the Form 10 is not yet effective.  We reissue comment 2 as it relates to the effectiveness of your Form 10 as disclosed on your website.  The Form 10 went effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  At that time, you became subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  Please revise your website accordingly.  In addition, please also revise your website to provide a link to your EDGAR page: https://www.sec.gov/cgibin/browseedgar?action=getcompany&CIK=0001766352&owner=exclude&count=40&hidefilings=0.

Response: We updated our disclosure throughout the Form 10 regarding our filings to the extent they were not timely filed.  We revised our website, https://airfox.com/tokensett, to indicate that the Form 10 is effective, and we also provided a link to our Edgar page on our website.

2.

We note your response to comment 3 and that the exclusive forum provision does apply to claims made under the federal securities laws.  Please revise your disclosure to clarify whether the reference to "courts of Boston, Massachusetts" includes both state and federal courts.  Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

September 25, 2019

Response: We revised Section 12 of our Amended and Restated AirToken Terms & Conditions. Please see the revised disclosure to “No Rights Commonly Associated with Capital Stock” on page 70, as well as Exhibit 4.4 - Amended and Restated AirToken Terms & Conditions.

Risks Related to Our Rescission Offer, page 42

3.

We note your revisions to comment 5.  Please also revise to clarify that the rescission price that you will pay is consideration paid plus interest.

Response: Please see the revised disclosure to the section "Explanatory Note" on page ii of the Form 10 and the revised risk factor renamed “We cannot determine whether the amounts you would receive in the rescission offer would be greater or less than the actual value of the AirTokens, and you may experience financial loss whether you accept or reject the rescission offer.” on page 42.

Sincerely,

/s/Victor Santos

Victor Santos,

Chief Executive Officer,

CarrierEQ, Inc.

cc:

David M. Bovi, Esq.

J. Gray Sasser, Esq.